UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

ACQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Company”), in the form and purposes of CVM Resolution No. 44/2021, in continuity to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, April 20, 2022, August 4, 2022, August 15, 2022, and September 19, 2022, hereby informs its shareholders and the market in general that, on this date, the arbitration procedure (“Arbitration”) against Oi S.A. – In Judicial Recovery (“Seller”), upon the competent request of Arbitration to be filed with the Market Arbitration Chamber, under the terms of the Contract for the Purchase and Sale of Share and Other Covenants, signed by the Company, jointly with TIM S.A. and Claro S.A. (“Buyers”), and the Seller, on January 28, 2021, as amended (“Contract”), in view of the manifest breach by the Seller of certain terms of the Contract after the exchange of notifications about the Post-Closing Price Adjustment between Buyers and the Seller.

The Company will maintain its shareholders and the market in general duly informed, in accordance with the applicable regulations.

São Paulo, October 3, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 03, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director